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                          June 24, 2024

       Brent Pfeiffenberger
       Chief Executive Officer
       Century Therapeutics, Inc.
       25 North 38th Street, 11th Floor
       Philadelphia, PA 19104

                                                        Re: Century
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 18, 2024
                                                            File No. 333-280310

       Dear Brent Pfeiffenberger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jennifer Porter, Esq.